UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒                                             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 30, 2007.

OR

☐                                                TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file no.  0-20289

A:  Full title of the plan and the address of the plan, if different from that of the issuer named below:

KEMET Employees’ Savings Plan

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

KEMET Corporation
Post Office Box 5928
Greenville, South Carolina 29606

REQUIRED INFORMATION

Financial Statements and Schedule.  The financial statements and schedule included herewith relating to the KEMET Employees’ Savings Plan (the “Plan”) were prepared in accordance with the financial reporting requirements of ERISA and are provided pursuant to Instruction 4 of Form 11-K.

Consent of Independent Registered Public Accounting Firm.

SIGNATURE

The Plan.  Pursuant to the requirements of the Securities Act of 1934, the Administrative Committee of the KEMET Employees’ Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEMET EMPLOYEES’ SAVINGS PLAN

October 3, 2007	By	/s/ David E. Gable
David E. Gable

Senior Vice President and Chief Financial Officer For the Administrative Committee

Report of Independent Registered Public Accounting Firm

The Board of Directors

KEMET Electronics Corporation:

We have audited the accompanying statements of net assets available for benefits of KEMET Employees’ Savings Plan (the “Plan”) as of March 30, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 30, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Plan adopted Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, as of March 30, 2007 and 2006.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of March 30, 2007 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

October 1, 2007

KEMET EMPLOYEES’ SAVINGS PLAN

Statements of Net Assets Available for Benefits

March 30, 2007 and 2006

	2007	2006
Assets:
Investments at fair value (note 6)	$97,630,439	95,785,143
Employer contributions receivable	2,172,695	2,085,466
Interest and dividends receivable	—	94,237
Cash	15,198	—
Total assets	99,818,332	97,964,846
Net assets available for benefits at fair value	$99,818,332	97,964,846

Adjustment from fair value to contract value for fully benefit- responsive investment contracts (note 1)	203,482	199,850
Net assets available for benefits	$100,021,814	98,164,696

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended March 30, 2007 and 2006

	2007	2006
Additions to net assets attributed to:
Investment income :
Net appreciation in fair value of investments (note 6)	$855,171	8,059,432
Interest and dividends	4,072,909	3,891,791
	4,928,080	11,951,223
Contributions:
Participants	3,643,001	3,355,332
Employer	2,184,083	2,177,779
	5,827,084	5,533,111
Total additions	10,755,164	17,484,334
Deductions from net assets attributed to:
Benefits paid to participants	8,855,821	17,160,172
Administrative expenses	42,225	3,106

Total deductions	8,898,046	17,163,278

Net increase	1,857,118	321,056

Net assets available for benefits:
Beginning of year	98,164,696	97,843,640
End of year	$100,021,814	98,164,696

See accompanying notes to financial statements.

KEMET EMPLOYEES’ SAVINGS PLAN

Notes to Financial Statements

March 30, 2007 and 2006

(1)                     Description of Plan

The following description of the KEMET Employees’ Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)                      General

The Plan is a defined contribution plan sponsored by KEMET Electronics Corporation (Company) covering all full-time employees of the Company, its parent and its subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)                      Contributions

Until July 1, 2003, participants could choose one or both of the savings types available, which were the 401(k) and the Personal Investment Account (PIA). Participants were allowed to contribute between 2.50% and 7.50% of their annual compensation as their basic contribution to the Plan. These contributions could be made on a pretax basis to the 401(k) or an after tax basis to the PIA. Until July 1, 2003, the Company matched 50% of the 401(k) and 30% of the PIA contributions, subject to the basic savings rate limit of 7.50%. Effective July 1, 2003, the Plan was amended to reduce the minimum salary deferral election permitted to 1% of compensation, and to increase the maximum salary deferral to 25% of compensation. In addition, after tax employee contributions to the Plan are no longer permitted. Also, effective July 1, 2003, the Company matches 100% of 401(k) contributions, not to exceed 6% of the participant’s compensation. Additional amounts may be contributed at the option of the Company’s board of directors. There were no additional contributions in 2007 or 2006.

(c)                       Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s matching contribution, (c) allocations of the Company’s additional contribution, and (d) Plan earnings (losses). Allocations are based on participant earnings (losses) or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)                      Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings (losses) thereon. Until July 1, 2003, participants vested after one year of service in the Company matching contributions plus actual earnings (losses) thereon. Effective July 1, 2003, the Plan was amended so that participants are immediately vested in the Company matching contributions plus actual earnings (losses) thereon.

(e)                       Investment Options

Participants may direct their investments in one or more of twenty-one investment options, which include nineteen mutual funds (registered investment companies and retirement funds), a common trust fund, and the KEMET Corporation Stock fund.

(f)                         Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000, or 50% of their total vested account balance. Loan transactions are treated as deductions from participants’ accounts and accounted for separately. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% as of the date of the loan. As of March 30, 2007, interest rates ranged from 8.50% to 9.25% on participant loans. Principal and interest are paid through payroll deductions.

(g)                      Payment of Benefits

On termination of service due to death, disability, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments over a ten year period. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

(h)                      Forfeited Accounts

Prior to July 1, 2003, forfeited accounts were used to reduce future employer contributions.

(i)                         New Accounting Pronouncements

As of March 30, 2007, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined - Contribution Health and Welfare and Pension Plans” (the “FSP”). The FSP requires that the Statement of Net Assets Available for Benefits present both the fair value of the Plan’s investments and the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for two fully benefit-responsive investment contracts. The FSP was applied retrospectively to the prior period presented on the Statement of Net Assets Available for Benefits as of March 30, 2006.

In September 2006, the FASB issued a Statement of Financial Accounting Standards No. 157 (“SFAS 157”), “Fair Value Measurements”. SFAS 157 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. Plan Management does not believe the adoption of SFAS 157 will have a material impact on the Plan’s financial statements.

(2)                     Summary of Significant Accounting Policies

(a)                      Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.

(b)                      Investment Valuation and Income Recognition

Under the terms of a trust agreement between T. Rowe Price and the Plan, T. Rowe Price manages a trust fund on behalf of the Plan which includes all Plan investments. Transactions with T. Rowe Price represent party-in-interest transactions with the Plan.

The investments and changes therein of this trust fund have been reported to the Plan as having been determined through the use of fair values for all assets of the trust fund as reported by T. Rowe Price. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Stable Value fund is stated at estimated fair value which is based on the unit values of the fund. The Company’s stock is valued at its quoted market price.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Receivables of the Plan are recorded at cost, which approximates fair value, due to their short-term maturity.

(c)                       Payment of Benefits

Benefits are recorded when paid.

(d)                      Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amount of assets, liabilities, and changes therein and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates and assumptions.

(e)                       Investment Risk

The Plan’s investments include funds which invest in various types of investment securities and in various companies within various markets. Investment securities are exposed to several risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Plan’s financial statements and schedule.

(3)                     Related Party Transactions

Certain Plan investments are shares of mutual funds and a common stock fund managed by T. Rowe Price. T. Rowe Price is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan to T. Rowe Price for loan administration services were $4,338 in 2007 and $3,106 in 2006. The Plan also has investments in common stock of KEMET Corporation, who is the Plan Sponsor. The Plan Sponsor pays all other administrative expenses.

(4)                     Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to amend it from time to time, to discontinue its contributions at any time, and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will remain 100% vested in their accounts.

(5)                     Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated January 6, 2005, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

(6)                     Investments

At March 30, 2007 and 2006, the investments of the Plan were as follows, with items comprising more than 5% of net assets separately stated:

	2007	2006
Investments at fair value:
At quoted marked prices:
Registered investment companies (mutual funds):
T. Rowe Price Equity Income Fund	$14,946,385	14,703,500
T. Rowe Price Mid-Cap Growth Fund	12,900,453	13,893,970
T. Rowe Price Balanced Fund	11,402,595	10,491,876
T. Rowe Price Small Cap Value Fund	8,938,451	9,333,077
T. Rowe Price Blue Chip Growth Fund	4,919,431	4,776,823
All other funds	12,480,774	8,465,678
	65,588,089	61,664,924

Common stock of KEMET Corporation	7,327,274	9,069,280

At estimated fair value:
T. Rowe Price Stable Value Fund	23,062,569	23,309,507
Participant loans	1,652,507	1,741,432
Total investments, at fair value	$97,630,439	95,785,143

During the Plan years ended March 30, 2007 and 2006, the Plan’s investments appreciated (depreciated) in value by $855,171 and $8,059,432, respectively, as follows:

	2007	2006
Registered investment companies (mutual funds)	$2,410,159	6,635,355
Common stock of KEMET Corporation	(1,554,988)	1,424,077
	$855,171	8,059,432

(7)                     Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	2007	2006
Net assets available for benefits per the financial statements	$100,021,814	98,164,696
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(203,482)	(199,850)
Net assets available for benefits per the Form 5500	$99,818,332	97,964,846

The following is a reconciliation of investment income per the financial statements to the Form 5500:

2007
Total investment income per the financial statements	$4,928,080
Adjustment from fair value to contract value for fully benefit- responsive investment contracts	(203,482)
Total investment income per Form 5500	$4,724,598

(8)           Plan Amendments

On March 27, 2006, the KEMET Corporation Board of Directors approved amendments effective March 31, 2006 to the Plan. The amendments included; a change in amount withheld and contributed to the Plan by the employer to 3% of a participant’s compensation unless a participant elects a lesser percentage (including 0%), automatic increase by 1% of compensation for each plan year, of salary reduction election for each participant that has a salary reduction election, in effect and, expansion of the events for which a withdrawal may be deemed to be on account of an immediate and heavy financial need.

In addition, on October 24, 2006 the KEMET Corporation Board of Directors approved amendments to the Plan effective January 1, 2007. The amendments included; changing the Plan year-end from March 30 to December 31, matching contributions monthly versus annually, adding the ability for plan participants over the age of fifty to make “catch-up” contributions and adding “Roth-type” contributions as an alternative.

Schedule 1

KEMET EMPLOYEES’ SAVINGS PLAN

Schedule H, Line 4i — Schedule of Assets (Held at End of Year)

March 30, 2007

(a)	(b)	(c)	(d)	(e)
		Description of investment
	Identifier of issue,	including maturity date,
Party-	borrower, lessor,	rate of interest, collateral,		Current
in-interest	or similar party	par or maturity value	Cost	value
*	T. Rowe Price	Spectrum Income Fund	**	$2,612,718
*	T. Rowe Price	Balanced Fund	**	11,402,595
*	T. Rowe Price	Blue Chip Growth Fund	**	4,919,431
*	T. Rowe Price	Equity Income Fund	**	14,946,385
*	T. Rowe Price	International Stock Fund	**	3,939,990
*	T. Rowe Price	Mid-Cap Growth Fund	**	12,900,453
*	T. Rowe Price	Retirement Income Fund	**	21,640
*	KEMET Corp.	Retirement 2005 Fund	**	125,289
*	T. Rowe Price	Retirement 2010 Fund	**	712,494
*	T. Rowe Price	Retirement 2015 Fund	**	573,010
*	T. Rowe Price	Retirement 2020 Fund	**	742,424
*	T. Rowe Price	Retirement 2025 Fund	**	227,027
*	T. Rowe Price	Retirement 2030 Fund	**	538,728
*	T. Rowe Price	Retirement 2035 Fund	**	18,096
*	T. Rowe Price	Retirement 2040 Fund	**	131,042
*	T. Rowe Price	Retirement 2045 Fund	**	42,185
*	T. Rowe Price	Retirement 2050 Fund	**	81,963
*	T. Rowe Price	Science & Technology Fund	**	2,714,140
*	T. Rowe Price	Small Cap Value Fund	**	8,938,451
*	T. Rowe Price	Summit Cash Reserves Fund	**	28
*	T. Rowe Price	Stable Value Fund	**	23,062,569
*	T. Rowe Price	Kemet Stock	**	7,327,274
	Participants	Loans, interest rates ranging 8.50% to 9.25%	**	1,652,507
				$97,630,439

*   A party-in-interest as defined by ERISA.

** Cost omitted for participant-directed investments.

See accompanying report of independent registered public accounting firm.

Exhibit Index

Exhibit Number	Description

99.1	Consent of Independent Registered Public Accounting Firm